Nucon-RF, Inc.
1574 Gulf Rd., #242
Point Roberts, WA 98281

May 15, 2007

VIA FEDEX AND EDGAR-CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 7010
Washington, D.C. 20549
Attn: Pamela A. Long

Re:	Nucon-RF, Inc.;
Fil Registration Statement on Form 10-SB;
File No. 0-49876

Dear Ms. Long:

On behalf of Nucon-RF, Inc. (“Company”), in response to the letter from the Securities and Exchange Commission (the “Commission”) dated March 5, 2007 (the “Comments Letter”), relating to the filing of our registration statement on Form 10-SB, originally filed on February 22, 2007 (“Form 10”), please find attached herewith five (5) redlined and five (5) clean versions (originally executed) of the Company’s Amendment No. 1 to Form 10-SB. The redlined version is marked to show revisions to the Form 10.

If you have any questions, you can reach me at 604-943-0706. Thank you.

Very truly yours,

/s/ J.P. Todd Sinclair

J.P. Todd Sinclair

Encls.